Ropes & Gray LLP

Three Embarcadero Center

San Francisco, CA 94111

WRITER’S DIRECT DIAL NUMBER: (415) 315-2334

January 30, 2012

VIA EDGAR

Mr. Vincent Di Stefano

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Registrant:	Sterling Capital Funds
	File Nos.:	033-49098 and 811-06719
	Filing Type:	Post-Effective Amendment No.77 to the Registration Statement on Form N-1A
	Filing Date:	November 29, 2011

Dear Mr. Di Stefano:

This letter is in response to oral comments provided to the undersigned by Mr. Vincent Di Stefano of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) on January 12, 2012 regarding the post-effective amendment to the registration statement (the “Registration Statement”) of the Sterling Capital Funds (the “Trust” or the “Registrant”) filed on November 29, 2011. The Staff’s comments and the Trust’s responses are set forth below. These responses will be reflected in a post-effective amendment to the Trust’s Registration Statement, which will be filed on or before January 30, 2012.

The Trust acknowledges that it is responsible for the adequacy and accuracy of the disclosure in the Registration Statement and that Staff comments or changes in response to Staff comments with respect to the Trust’s Registration Statement, do not foreclose the Commission from taking any action with respect to the filing. The Trust hereby represents that it will not use the comment process between such Trust and the Commission with respect to the Registration Statement as a defense in any securities-related litigation against the Trust. This representation should not be construed as confirming that there is or is not, in fact, an inquiry or investigation or other matter involving the Trust.

Unless otherwise indicated, the following comments apply to each instance in which the noted disclosure appears in the Sterling Capital Funds Class A, Class B, and Class C Prospectus and the Sterling Capital Funds Institutional and Class R Shares Prospectus.

Mr. Vincent Di Stefano	January 30, 2012

General Comments

Comment 1:	Please insert the portfolio turnover numbers for the Funds. If the portfolio turnover is greater than 100% include risk disclosure regarding high portfolio turnover.

Response:	The requested change has been made. “Active Trading Risk” has been added to the applicable funds.

Comment 2:	For Sterling Capital Special Opportunities Fund and any other Fund that has “Options Risk” as a principal risk, please add additional disclosure regarding investments in covered calls to the “Principal Strategy” section.

Response:	The requested change has been made.

Fund-Specific Comments

Comment 3:	Sterling Capital Select Equity Fund’s “Principal Strategy” section includes the capitalization range of the S&P 500 Index. Please include the capitalization range as of the most recent rebalancing of the S&P 500 Index.

Response:	The requested change has been made. The market capitalization range of the S&P 500 Index has been added as of a recent date.

Comment 4:	Sterling Capital Select Equity Fund’s “Principal Strategy” section states that the Fund may invest in U.S. traded equity stocks of foreign companies. If the Fund invests in emerging markets please add additional disclosure.

Response:	The requested change has been made.

Comment 5:	Sterling Capital Select Equity Fund’s “Fee Table” includes a footnote describing the applicable fee waiver. Please confirm in your response that the Fund does not expect in the next year to authorize the termination of the fee waiver agreement.

Response:	The Registrant hereby confirms that the Board of Trustees of the Fund does not currently expect to terminate the fee waiver agreement in the next year.

Comment 6:	Sterling Capital Mid Value Fund’s “Principal Strategy” section defines middle capitalization companies as those companies with market capitalizations between $500 million and $22 billion. Please explain the basis for the $500 million minimum market capitalization and the $22 billion maximum market capitalization.

Response:	The Registrant believes that $500 million minimum market capitalization and $22 billion maximum market capitalization are appropriate limits for purposes of defining “middle capitalization companies.” In this regard, the Registrant notes that the smallest company by market cap in the Russell Midcap Index, which is constructed to provide a comprehensive and unbiased barometer of the mid-cap segment, was $117 million, and the largest company by market cap in the Russell Midcap Index was $20.47 billion as of December 31, 2011.

Mr. Vincent Di Stefano	January 30, 2012

Comment 7:	Sterling Capital Select Mid Value Fund’s “Principal Strategy” section states that the portfolio manager may consider selling a stock owned by the Fund when…a company grows to 5% of the Fund’s portfolio (and the Fund’s position in the stock is trimmed)…” Please explain what is meant by this statement or revise the disclosure.

Response:	The requested change has been made. The sentence has been revised, in relevant part, and now reads as follows (new disclosure bolded; deleted disclosure ~~struck through~~): “The portfolio manager may consider selling a stock owned by the Fund…to reduce the Fund’s position in a particular stock if the stock represents a disproportionately large position with the Fund’s portfolio ~~a company grows to 5% of the Fund’s portfolio (and the Fund’s position in the stock is trimmed)~~ …”

Comment 8:	If Sterling Capital Select Mid Value Fund invests in emerging market companies as a principal strategy, please add strategy and risk disclosure.

Response:	The requested change has been made.

Comment 9:	Sterling Capital Small Value Fund’s “Principal Strategy” section states that the Fund invests primarily in U.S. traded equity securities. What does “U.S. traded equity securities” mean? Does the Fund also invest in foreign securities as a principal strategy, if so add appropriate strategy and risk disclosure.

Response:	The disclosure has been revised to reflect that the fund invests in U.S. dollar-denominated securities that trade on U.S. exchanges, including American Depositary Receipts, through which the Fund has exposure to foreign securities and emerging markets securities.

Comment 10:	Sterling Capital Small Value Fund’s “Principal Risks” section includes “Foreign Investment Risk,” however, there is no discussion of foreign investment in the “Principal Strategy” section. If the Fund invests in foreign securities add appropriate strategy disclosure.

Response:	The Trust has revised the “Principal Strategy” section as noted in the response to Comment 9, therefore, “Foreign Investment Risk” will not be deleted.

Comment 11:	For Sterling Capital Equity Income Fund, are convertible securities included in the 80% basket? If so, please explain the basis for including convertible securities.

Response:	Convertible securities are not included in the 80% basket for the Fund.

Comment 12:	For Sterling Capital Equity Income Fund add “Small Company Risk” to the “Principal Risks” section if appropriate.

Response:	Sterling Capital Equity Income Fund does not invest in the securities of small capitalization companies as a principal strategy. Therefore, “Small Company Risk” has not been added to the “Principal Risks” for the Fund.

Mr. Vincent Di Stefano	January 30, 2012

Comment 13:	Sterling Capital Short-Term Bond Fund’s “Principal Strategy” section states that, the Fund will maintain an average duration between 1 and 3 years. Please revise the disclosure to address the Fund’s maturity strategy which is implied by its name, rather than the Fund’s duration strategy.

Response:	The requested change has been made.

Comment 14:	Include in the Sterling Capital Total Return Bond Fund’s “Principal Strategy” section the Fund’s dollar-weighted average maturity as of a recent date.

Response:	The Trust respectfully declines to include this language. Rule 35d-1 under the Investment Company Act of 1940, as amended (the “1940 Act”), does not impose a requirement on the Fund to maintain a certain dollar-weighted average maturity, and the Trust believes disclosing the current dollar-weighted average maturity would be confusing to investors because the Fund is not required to maintain it.

Comment 15:

For all Tax-Free Funds, please make the following changes:

(a) Please revise the disclosure to address each Fund’s maturity strategy which is implied by its name, rather than the Fund’s duration strategy.

(b) With regard to each Fund, please describe the material risks applicable to the particular state in which the Fund invests, if any.

(c) Per Question 4 in the Frequently Asked Questions about Rule 35d-1 because the Funds’ name include “Tax-Free” the Funds may not count securities that generate income subject to alternative minimum tax toward the 80% investment requirement. Please revise the disclosure for each Fund to indicate that securities that generate income subject to alternative minimum tax are not counted towards the 80% investment requirement.

Response:

(a) The requested changes have been made.

(b) Each Tax-Free Fund’s “Principal Risk” disclosure has been reviewed by counsel in each state in which the respective Tax-Free Funds focus their investments. Based on those reviews, the Registrant confirms that the material risks applicable to the Tax-Free Funds are correctly stated in the applicable Sterling Capital Funds Prospectus.

(c) The requested change has been made.

Comment 16:	For all Strategic Allocation Funds, please explain whether the Funds have an order permitting them to invest in funds outside the Sterling Capital Funds group of investment companies beyond the limits set forth in Section 12(d)(1)(A) of the 1940 Act. If the Funds invest beyond the limits set forth in Section 12(d)(1)(A) of the 1940 Act without an order, please explain on what basis they do so.

Response:	The Strategic Allocation Funds only invest in funds outside the Sterling Capital Funds group of investment companies beyond the limits set forth in Section 12(d)(1)(A) of the 1940 Act to the extent permitted by Section 12(d)(1) and the rules thereunder and in reliance on exemptive relief issued to exchange-traded funds by the SEC.

Mr. Vincent Di Stefano	January 30, 2012

Comment 17:	For all Strategic Allocation Funds, consider whether it is appropriate to insert “Small Company Risk” and /or “REIT Risk.”

Response:	The Trust notes that “Small Company Risk” is already included for the Sterling Capital Strategic Allocation Equity Fund, but does not believe it is appropriate to include “Small Company Risk” for the other three Strategic Allocation Funds given their investments. In addition, the Trust does not believe it is appropriate to include “REIT Risk” for any of the Strategic Allocation Funds given their investments.

Comment 18:	Sterling Capital Strategic Allocation Equity Fund’s “Principal Strategy” section states that the Fund will invest, under normal circumstances, at least 80% of its net assets plus borrowings for investment purposes in underlying funds that invest mainly in equity securities. Please revise the disclosure to indicate that the underlying funds invest at least 80% of their net assets plus borrowings for investment purposes in equity securities. The use of “mainly” indicates that the underlying funds could invest less than 80% of their assets in equity securities.

Response:	The requested change has been made.

Comment 19:	The investment objective of each Strategic Allocation Fund states that the Fund seeks capital appreciation by investing primarily in a group of diversified Sterling Capital Funds, however, the “Principal Strategy” section indicates each Fund also invests in other registered investment companies that are not part of the Sterling Capital Funds group of investment companies. Please explain how the Funds can invest in such other registered investment companies given the Funds’ investment objectives.

Response:	The Trust respectfully notes that the investment objectives do not preclude the Funds’ ability to invest in registered investment companies that are not part of the Sterling Capital Funds group of investment companies because the investment objectives only require the Funds to “primarily” invest in Sterling Capital Funds, not to invest all of their net assets in Sterling Capital Funds.

Comment 20:	In the Item 9 disclosure Form N-1A requires that you disclose at length the objectives, strategies and risks of the Funds, including whether the Funds trade frequently. The Item 9 disclosure is confusing, please reorganize the disclosure.

Response:	The Trust respectfully declines to revise the Item 9 disclosure at this time. The Trust believes that the disclosure complies with Item 9 of Form N-1A and meets the standards of the 1940 Act and the Securities Act of 1933, as amended (the “1933 Act”). The requested changes would require a significant reorganization of the Funds’ prospectuses, which the Trust would be unable to do and meet its filing requirements, therefore, the Trust will take the Staff’s comment into consideration for the next annual update.

Comment 21:	The Item 9 disclosure includes good active trading disclosure. Please add the active trading disclosure to each Fund’s fund summary where applicable.

Response:	An “Active Trading Risk” has been added where applicable.

Mr. Vincent Di Stefano	January 30, 2012

Comment 22:	Please divide the strategies and risks disclosed in response to Item 9 of Form N-1A into principal and non-principal strategies and risks for each Fund.

Response:	The Trust respectfully declines to revise the Item 9 disclosure at this time. The Trust believes that the disclosure complies with Item 9 of Form N-1A and meets the standards of the 1940 Act and the 1933 Act. The requested changes would require a significant reorganization of the Funds’ prospectuses, which the Trust would be unable to do and meet its filing requirements, therefore, the Trust will take the Staff’s comment into consideration for the next annual update.

Comment 23:	The “Principal Investments,” “Non-Principal Investments,” “Principal Risks” and “Non-Principal Risks” sections in the Item 9 disclosure do not clearly identify which Funds make such investments. Please revise the disclosure.

Response:	The Trust respectfully declines to revise the Item 9 disclosure at this time. The Trust believes that the disclosure complies with Item 9 of Form N-1A and meets the standards of the 1940 Act and the 1933 Act. The Trust respectfully notes that each Fund’s principal risks are identified in each Fund’s summary section and that the Item 9 principal risks disclosure provides additional gloss on certain of those risks. The requested changes would require a significant reorganization of the Funds’ prospectuses, which the Trust would be unable to do and meet its filing requirements; therefore, the Trust will take the Staff’s comment into consideration for the next annual update.

Comment 24:	“Commodity ETF Risk,” “Credit Enhancement Risk” and “Inverse Market Risk” do not show up in the fund summary section of the Prospectus. Please consider whether it is appropriate to include these risks in Item 9.

Response:	The Trust has renamed the “Commodity ETF Risk” and moved it under “Non-Principal Risks” and has removed “Inverse Market Risk.” The Trust has kept “Credit Enhancement Risk” as a “Principal Risk” because it is a principal risk for the Sterling Capital National Tax-Free Money Market Fund and Sterling Capital Prime Money Market Fund as noted in their fund summaries.

Statement of Additional Information Comments

Comment 25:	In the Statement of Additional Information, certain fundamental policies provide that a Fund may engage in a particular practice “to the extent permitted by the 1940 Act, or the rules and regulations thereunder as such statute, rules or regulations may be amended from time to time, or by regulatory guidance or interpretation of such statute, rules or regulations.” Please provide adjacent narrative disclosure regarding what is currently permitted pursuant to this disclosure.

Response:	The Trust notes that the Statement of Additional Information already contains the requested disclosure under “Note Regarding Fundamental Investment Restrictions.” The Trust does not believe additional disclosure is required at this time.

Comment 26:	Please revise the fundamental policies and list them by Fund.

Response:	The Trust respectfully declines to revise the ordering of the fundamental policies. The

Mr. Vincent Di Stefano	January 30, 2012

Trust believes the current disclosure is less confusing for investors as it specifically sets apart the policies that only apply to one or just a few of the funds. The Trust also notes that Item 16 of Form N-1A does not require that the Trust’s fundamental policies be listed by each series.

If you have any further questions or comments please do not hesitate to call me at (415) 315-2334 or Molly Moore at (202) 508-4732.

Sincerely,

/s/ Alexandra Oprescu
Alexandra Oprescu

cc:	Alan G. Priest, Esq.
Molly Moore, Esq.